

Suite 3400 – 666 Burrard St.
Vancouver, BC V6C 2X8
Tel: (604) 696-3000
Fax: (604) 696-3001

Toronto Stock Exchange: G   **New York Stock Exchange: GG**

(All Amounts in $US unless stated otherwise)

GOLDCORP ANALYST TOUR TO HIGHLIGHT EXPLORATION SUCCESS AND DEVELOPMENT PLANS

VANCOUVER, BRITISH COLUMBIA, December 5, 2011 – GOLDCORP INC. **(TSX: G, NYSE: GG)** is pleased to provide an update in advance of an upcoming analyst and investor tour at Cerro Negro, a project that includes several high-grade veins located on the low-elevation Patagonian plains of southern Argentina. With production expected to average approximately 550,000 ounces of gold in its first five full years in production, Cerro Negro is well-positioned as Goldcorp's next cornerstone gold mine.

The development plan for Cerro Negro anticipates plant throughput of 4,000 tonnes per day and allows for concurrent mining from multiple veins. Mining will initially take place in the Eureka, Mariana Central and Mariana Norte veins following approval of the amended Environmental Impact Assessment (EIA) by the Provincial authorities in the Santa Cruz province. Development of the Eureka vein has advanced on schedule under previous authorizations, and development of the Mariana Central and Mariana Norte veins will commence upon receipt of the approval.

Presentation slides to be used during the tour are available under the 'Investor Resources-Presentations' section at www.goldcorp.com.

Exploration Success in 2011 Extends Existing Veins, Identifies New Targets

A sustained, aggressive exploration program at Cerro Negro has resulted in total core drilling of over 133,281 metres in 2011. The primary focus of exploration this year has been the in-fill drilling and expansion of the Mariana Central, Mariana Norte and San Marcos veins. These efforts have resulted in significant extensions in the strike length of all three veins and demonstrated the continued emergence of the adjacent San Marcos Sur deposit. At Eureka, which will be the first vein to reach production, preliminary definition drilling is successfully confirming the current reserve and resource model. In addition, two new veins have been discovered south and east of the Mariana Central vein, highlighting the strong regional potential of the overall Cerro Negro land package.

Mariana Central

Mariana Central is currently the most prolific of the Cerro Negro veins with 1.5 million ounces of high grade gold reserves and it remains open to the east and at depth. Approximately 150 meters of high-grade strike length has been added to this ore shoot in 2011. Veining remains strong and grade remains consistently high. Highlights of recent drilling include a 2.3-metre true width intercept of 117.64 grams per tonne of gold and 1,264 grams per tonne of silver and 12.4-metres true width of 68.26 grams per tonne gold and 579 grams per tonne silver. Drilling in 2012 will focus on extending this ore shoot down-plunge to the east.

Mariana Norte

Mariana Norte, the vein parallel to Mariana Central, has been drilled extensively since the 230,000-ounce initial reserve calculation. Wide-spaced drilling to the east shows a 700 meter increase representing a doubling in strike length, with impressive grades and thickness to the extents tested, including a recent drill hole intercept of 11.3 metres true width of 19.14 grams per tonne gold and 557 grams per tonne silver. Recent drilling has also defined two new discoveries in the Mariana Norte zone. The first demonstrates an eastern extension of high gold grades at depth, highlighted by a 14.4-metre true width of 23.07 grams per tonne of gold and 426 grams per tonne of silver. The second shows an additional vein of higher grade gold mineralization in the hanging wall, including an intercept of 6.5 metres true width of 150.89 grams per tonne gold and 172 grams per tonne of silver. For 2012, drilling will focus on follow-up of these discoveries and on converting the existing Mariana Norte strike extension into resources and reserves.

San Marcos

The San Marcos vein, located a short distance north of Mariana Norte, contains current gold reserves of 497,000 ounces. Wide-spaced drilling in 2011 has added 400 meters of strike length, an increase of 60 percent. Drilling has identified increasingly higher grades down-plunge and the vertical extent also appears to be increasing. In addition to the increased strike length, very high grade gold has been identified in the adjacent San Marcos Sur deposit as demonstrated by a recent intercept of 9.0 metres true width of 104.92 grams per tonne gold and

128 grams per tonne silver. In 2012, drilling will concentrate on in-fill drilling of the wide-spaced holes along strike, adding resources and converting resources to reserves.

Eureka Vein

The 1.3 million-ounce Eureka vein ore shoot has been reached through underground development in preparation for mining and stockpiling. Exploration drilling in 2011 was focused along the six-kilometer vein extension to the east of this area using wide-spaced drilling along the length of the vein to identify additional ore shoots within the vein. The results of this drilling have identified two new areas of increasing gold content, and deeper drilling is planned in 2012 to define these two potential new ore shoots. These preliminary results also suggest each of the other existing veins may themselves contain additional ore shoots. In addition, recently-commenced definition drilling from underground is confirming the existing resource and reserve model. Approximately 1,300 metres of definition drilling has been completed to date.

Regional Exploration

In 2011, drilling through post-mineral cover south and east of the Mariana Central vein resulted in the discovery of two new veins: the Mara and Damina. The best intercept of the Damina vein to date is a true width of 1.5 meters of 6.43 g/t gold and 32 g/t silver. The Mara vein has returned an intercept of 3.0 metres of 3.2g/t gold and 3 g/t silver. Drilling in 2012 will seek to expand on these existing intercepts and continue to identify new vein targets across this very prospective land package.

Highlights of recent drilling results are summarized in the tour presentation slides on the Company's website at www.goldcorp.com under the 'Investor Resources-Presentations' section.

Construction and Development On Track for First Gold in 2013

Strong advancements in mine development, and engineering have allowed commencement of construction which continues to keep the Cerro Negro project on schedule for first gold production in the second half of 2013. Total underground development of the Eureka vein has reached approximately 2,939 metres, which includes advancement of the decline to 1,597 metres of an expected total length of 3,900 metres.   Horizontal development has commenced on several levels in preparation for production mining and two ventilation shafts have been completed. Following receipt of the EIA approval, work will commence immediately on the Mariana Norte and Mariana Central declines.

Engineering, Procurement and Construction Management activities are steadily progressing, with detailed engineering now 36% complete. Expansion of the Eureka camp to accommodate mine development and exploration activities has continued toward expected completion in Q3 2012. Earth works are well underway in and around the plant area including the concrete batch plant pad. Equipment with long lead times for delivery, including the ball mill, has been ordered. Key infrastructure projects are also progressing, including power line design and routing, access road upgrades and the completion of a temporary bridge over the Rio Pinturas.

Several local community sustainable development initiatives are also advancing in line with the Company's overall influx management plan in consultation with surrounding communities. These efforts include expansion and modernization of local agricultural concerns; infrastructure investments; construction and expansion of local schools; job training and scholarship awards. Goldcorp is dedicated to cultivating local partnerships through collaboration and a shared commitment to build sustainable prosperity for all stakeholders of the Cerro Negro project.

Goldcorp is one of the world's fastest growing senior gold producers. Its low-cost gold production is located in safe jurisdictions in the Americas and remains 100% unhedged.

Cautionary Note Regarding Forward-Looking Statements

This press release contains "forward-looking statements", within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp Inc. ("Goldcorp"). Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver, copper, lead and zinc, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Goldcorp to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Goldcorp will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, among others, gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), activities by governmental authorities (including changes in taxation), currency fluctuations, the speculative nature of gold exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements and defective title to mineral claims or property. Although Goldcorp has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations, including economical and political instability in foreign jurisdictions in which Goldcorp operates; risks related to current global financial conditions; risks related to joint venture operations; actual results of current exploration activities; environmental risks; future prices of gold, silver, copper, lead and zinc; possible variations in ore reserves, grade or recovery rates; mine development and operating risks; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; risks related to indebtedness and the service of such indebtedness, as well as those factors discussed in the section entitled "Description of the Business – Risk Factors" in Goldcorp's annual information form for the year ended December 31, 2010 available at www.sedar.com. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements are made as of the date hereof and accordingly are subject to change after such date. Except as otherwise indicated by Goldcorp, these statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of our operating environment. Goldcorp does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.

For further information, please contact:

Jeff Wilhoit
Vice President, Investor Relations
Goldcorp Inc.
Telephone: (604) 696-3074
Fax: (604) 696-3001
E-mail: info@goldcorp.com
website: www.goldcorp.com